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                              May 22, 2024

       Robert Giammatteo
       Chief Financial Officer
       ARKO Corp.
       8565 Magellan Parkway, Suite 400
       Richmond, Virginia 23227

                                                        Re: ARKO Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K furnished
February 27, 2024
                                                            File No. 001-39828

       Dear Robert Giammatteo:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis
       Segment Results, page 29

   1. Please tell us why the amounts disclosed in your tabular presentation of your results for your acquisitions for
the year ended December 31, 2023 do not agree with the amounts disclosed when
discussing the reasons for your period over period change. As an example, your retail
fuel and merchandise revenue from acquisitions in your tabular presentation on page 29
exceeds the amounts presented in your discussion of year over year results on page
30. Please advise.
       Use of Non-GAAP Measures, page 34

   2. We note the following in regards to your presentation and reconciliation of your non-
                                                        GAAP measure of
"Adjusted EBITDA":
                                                            Please tell us how
you concluded that excluding    Non-cash rent expense    does not
                                                           represent a tailored
accounting principle. Refer to Question 100.04 of the staff's
                                                           Compliance and
Disclosure Interpretation on non-GAAP financial measures.
 Robert Giammatteo
ARKO Corp.
May 22, 2024
Page 2
                In the footnote to your acquisition costs adjustment, you state the amount eliminates
              "salaries of employees whose primary job function is to execute our acquisition strategy and facilitate integration of acquired operations." It would appear these costs would be normal, recurring, cash operating expenses necessary to operate your business. Please tell us your consideration of Question 100.01 of the staff's
              Compliance and Disclosure Interpretation on non-GAAP financial measures.
Item 8. Financial Statements
Consolidated Statements of Operations, page F-4

3. We note from your disclosure on page F-13 that fuel excise taxes are presented on a gross basis and appear to represent approximately 12.5% of your total revenues. Please tell us your consideration of presenting fuel excise taxes on the face of your consolidated statements of operations. Refer to Rule 5-03(1)(a) of Regulation S-X.
23. Segment Reporting, page F-51

4. We note you present total revenues from segments for each individual segment. The segment revenue measures present a revenue measure which differs from your revenues from external customers calculated in accordance with GAAP. Please tell us your consideration of ASC 280-10-50-22 in providing these segment measures.
5. It would appear your total revenues from segments and net income from segments presented on a consolidated basis would be reflective of non-GAAP measures presented in the notes to your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
         Please advise.
Form 8-K furnished February 27, 2024

Exhibit 99.1, page 1

6. In the highlights of your earnings release you provide enhanced discussion regarding periodic impacts to your non-GAAP measure of Adjusted EBITDA without providing similar discussion when presenting the comparable GAAP measure. When presenting and
FirstName LastNameRobert Giammatteo
       discussing non-GAAP measures, please ensure the comparable GAAP measures are
Comapany    NameARKO
       presented          Corp. with equal or greater prominence. Refer to
                  and discussed
May 22,Item
         202410(e)(1)(i)(A)
               Page 2       of Regulation S-K and Question 102.10 of the
non-GAAP C&DI   s.
FirstName LastName
 Robert Giammatteo
FirstName  LastNameRobert Giammatteo
ARKO Corp.
Comapany
May        NameARKO Corp.
     22, 2024
May 22,
Page 3 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services